UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Result of AGM dated 25 April 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 25, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 25, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

BARCLAYS PLC
                                                                                                                                                                                                                                           25 April 2013

	Barclays PLC Annual General Meeting A poll was held on each of the resolutions proposed at the Annual General Meeting on 25th April 2013. The results of the polls are:
Resolutions		For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1	To receive the Directors' and Auditors' Reports and the audited Accounts for the year ended 31st December 2012.	8,633,023,906	98.35	144,657,240	1.65	68.23%	13,749,908
2	To approve the Directors' Remuneration Report for the year ended 31st December 2012.	8,220,989,069	94.74	456,324,669	5.26	67.45%	114,117,315
3	That Sir David Walker be appointed a Director of the Company.	8,745,904,436	99.56	38,965,466	0.44	68.29%	6,561,152
4	That Tim Breedon be appointed a Director of the Company.	8,775,573,359	99.90	9,219,290	0.10	68.29%	6,638,405
5	That Antony Jenkins be appointed a Director of the Company.	8,776,506,164	99.90	8,349,421	0.10	68.29%	6,575,469
6	That Diane de Saint Victor be appointed a Director of the Company.	8,777,303,134	99.93	6,478,605	0.07	68.28%	7,649,315
7	That David Booth be reappointed a Director of the Company.	8,769,946,851	99.84	13,685,012	0.16	68.28%	7,799,191
8	That Fulvio Conti be reappointed a Director of the Company.	8,334,504,025	95.67	376,928,378	4.33	67.72%	79,998,649
9	That Simon Fraser be reappointed a Director of the Company.	8,565,790,317	97.55	215,015,798	2.45	68.26%	10,624,939
10	That Reuben Jeffery III be reappointed a Director of the Company.	8,763,812,267	99.77	19,817,074	0.23	68.28%	7,801,712
11	That Chris Lucas be reappointed a Director of the Company.	8,717,458,731	99.63	31,946,992	0.37	68.02%	42,025,331
12	That Dambisa Moyo be reappointed a Director of the Company.	8,773,182,568	99.87	11,337,525	0.13	68.29%	6,910,961
13	That Sir Michael Rake be reappointed a Director of the Company.	8,605,895,894	98.71	112,747,051	1.29	67.78%	72,788,108
14	That Sir John Sunderland be reappointed a Director of the Company.	8,580,227,028	99.00	86,421,279	1.00	67.37%	124,782,746
15	To reappoint PricewaterhouseCoopers LLP as auditors of the Company.	8,572,645,130	98.18	158,621,323	1.82	67.87%	60,164,600
16	To authorise the Directors to set the remuneration of the Auditors.	8,689,324,846	98.98	89,602,905	1.02	68.24%	12,503,301
17	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	7,710,990,717	97.66	185,104,200	2.34	61.38%	895,336,136
18	To authorise the Directors to allot securities.	8,041,973,114	91.58	739,621,252	8.42	68.27%	9,836,688
19	To authorise the Directors to allot equity securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.	8,750,137,635	99.66	29,753,048	0.34	68.25%	11,540,371
20	To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes (ECNs).	8,474,332,180	98.24	151,862,291	1.76	67.06%	165,236,582
21	To authorise the Directors to allot equity securities for cash other than on a pro-rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes (ECNs).	8,397,150,119	96.38	315,084,491	3.62	67.73%	79,196,441
22	To authorise the Company to purchase its own shares.	8,745,605,342	99.55	39,786,227	0.45	68.29%	6,039,485
23	To authorise the Directors to call general meetings (other than an Annual General Meeting) on not less than 14 clear days' notice.	8,033,016,229	91.44	751,769,559	8.56	68.29%	6,645,264
24	To authorise the Directors to introduce a Scrip Dividend Programme.	8,774,258,861	99.92	7,230,954	0.08	68.26%	9,941,240
25	To amend the Articles of Association to facilitate the introduction of a Scrip Dividend Programme	8,777,297,067	99.95	4,123,687	0.05	68.26%	10,008,512

Sir Andrew Likierman retired at the 2013 Barclays PLC Annual General Meeting and did not seek re-election.  Sir Andrew Likierman therefore resigned from the Board at the conclusion of the meeting.

As at 6.00pm on Tuesday23rd April 2013, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company's register of members, there were 12,863,926,728 ordinary shares in issue. 758 shareholders or persons representing shareholders attended the meeting.  Shareholders are entitled to one vote per share.  Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

 In accordance with Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do .

For further information please contact:

ANALYSTS AND INVESTORS
Charles Rozes                       +44 (0)20 7116 5752
Maritz Carvalho                    +44 (0)20 7116 5711

MEDIA
Giles Croot                            +44 (0)20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management, with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group's (the "Group") plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe", "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, commitments in connection with the Transform Programme, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") and prudential capital rules applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards, the outcome of current and future legal proceedings, the success of future acquisitions, disposals and other strategic transactions and the impact of competition, a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the "LSE") or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.